Exhibit 99.2

AMENDMENT ONE

TO THE

VALERO ENERGY CORPORATION THRIFT PLAN

AS AMENDED AND RESTATED

EFFECTIVE AS OF JUNE 2, 2014

WHEREAS, Valero Energy Corporation (“Valero”) sponsors and maintains the Valero Energy Corporation Thrift Plan, as most recently amended and restated effective as of June 2, 2014 (the “Plan”), for the benefit of its eligible employees and the eligible employees of affiliated companies participating in the Plan from time to time; and

WHEREAS, Valero desires to amend the Plan to: (i) adopt an amendment provided for in the IRS approved group voluntary correction program application filed by Merrill Lynch (the recordkeeper of the Plan) relating to the limitations on investments in the Valero Stock Fund; (ii) provide for the full vesting of matching contributions made on behalf of Flex Employees; (iii) provide for hardship withdrawals to victims of the Louisiana storms that began August 11, 2016; and (iv) adopt certain other clarifying amendments, all as set forth below; and

WHEREAS, Valero may amend the Plan in accordance with Section 19.01 of the Plan; and

WHEREAS, as permitted under the Bylaws of Valero, the Board of Directors of Valero (the “Board”) has delegated to the Chief Executive Officer of Valero the full power and authority of the Board to approve, and cause to be placed into effect, amendments to Valero employee benefit plans, including the Plan.

NOW, THEREFORE, the Plan is hereby amended effective as of January 1, 2016 (unless another effective date is specified herein) in the following respects:

1. Annual Total Salary. Section 1.09 of the Plan (which defines the term “Annual Total Salary”) is hereby amended to exclude payments for unused elective holidays. As amended, the word “and” is deleted from the end of subsection (b) and inserted at the end of subsection (c) and the following subsection (d) is added at the end of Section 1.09, which subsection (d) shall be and read in full as follows:

“(d) pay for unused elective holidays paid to a former Employee following his Severance from Service Date.”

2. VeraSun Employees. Section 1.70 of the Plan (which defines the term, “VeraSun Employees”) is hereby amended to clarify that VeraSun Employees are included within the group of Employees referred to in the Plan as “Renewables Organization Employees.” As amended, the following sentence is added to the end of Section 1.70, which sentence shall be and read in full as follows:

“For clarification purposes, VeraSun Employees are a subset of Renewables

Organization Employees and, when appropriate within the context of this Plan, the term Renewables Organization Employees shall include VeraSun Employees.”

3. Automatic Enrollment and Escalation of New Hires. Section 5.01 of the Plan is hereby amended to institute automatic enrollment of Employees hired or rehired on or after January 1, 2017, and annual automatic escalation of such Employees’ pre-tax deferrals thereafter. As amended, subsections (c) through (f) are renumbered as (d) through (g) and the following language is inserted as a new subsection (c), which subsection shall be and read in full as follows:

“(c) Automatic Enrollment and Automatic Escalation.

(1) Automatic Enrollment. Notwithstanding the foregoing or any other Plan provision to the contrary, unless an eligible Employee makes an affirmative election otherwise, each eligible Employee who is hired or rehired on or after January 1, 2017, shall be deemed to have made an election to participate in the Plan with a Before-Tax Contribution percentage of 3% of Annual Total Salary (or such other percentage or amount as may be established by the Committee). Such automatic Before-Tax Contributions shall commence within a reasonable period of time (normally with the first pay period following the 60th day) following the first day that the eligible Employee is eligible to participate in this Plan. During such period and prior to the first such automatic Before-Tax Contribution is made, the Committee (or its designee) shall provide Employees with a notice that explains (A) how the automatic Before-Tax Contributions work, (B) the right of the Employee to opt out or change the automatic election, and (C) the procedure and timing for opting out or changing the automatic election. Such automatic Before-Tax Contribution election shall be administered in accordance with Internal Revenue Service rules or guidelines (including the provision of Employee notices) established for such automatic elections.

(2) Automatic Escalation. With respect to each Participant who (i) was automatically enrolled under subsection (c)(1) above, (ii) has not affirmatively opted out or changed his/her automatic Before-Tax Contribution, and (iii) whose Before-Tax Contribution percentage is less than seven percent (7%), such Participant’s automatic Before-Tax Contribution percentage shall automatically be increased by one percent (1%) each year. Unless the Participant affirmatively elects to opt out of the automatic Before-Tax Contribution increases provided for herein, the automatic increase shall go into effect as of the anniversary of his/her first automatic deferral under subsection (c)(1) above (or such other payroll period as may be determined by the Committee consistent with Internal Revenue Service rules). Such automatic Before-Tax Contribution increases shall continue to be implemented unless and until the earlier of: (i) the date that the Participant affirmatively elects to opt out of such increases, or (ii) the year that the Participant’s Before-Tax Contribution percentage equals seven percent (7%).”

4. Limitations on Investment in the Valero Stock Fund. Section 8.06 of the Plan is hereby amended in order to participate in the IRS approved group voluntary correction program application filed on behalf of the Plan by Merrill Lynch, the recordkeeper of the Plan, in order to voluntarily correct an administrative error caused by a Merrill Lynch systems error resulting in certain Participants exceeding the limitation on investments in the Valero Stock Fund otherwise required under Section 8.06. As amended, the following paragraph is added to the end of Section 8.06, which paragraph shall be and read in full as follows:

“Notwithstanding the foregoing or anything in this Plan to the contrary, effective as of September 4, 2007, the limitation on the amount of a Participant’s Account that may be invested in the Valero Stock Fund shall not apply to the extent that such limit is exceeded as a result of a Participant’s election made before July 16, 2016, to participate in “Advice Access” (offered by the recordkeeper for the Plan) if such limit was exceeded by the Participant overriding an Advice Access asset allocation recommendation by adding Valero Stock to the asset allocation and holding some Valero Stock outside such program.”

5. Full Vesting of Matching Contributions for Flex Employees. Section 10.02(a) of the Plan, providing for the vesting schedule of Participants’ Matching Accounts, is hereby amended to provide that, effective as of January 1, 2017, the Matching Accounts of all Participants who are active Employees and who are not Renewables Organization Employees (who shall continue to be subject to the 5-year graded vesting schedule provided for in Section 10.02(a)) shall be fully vested. As amended, the following paragraph is hereby added to the end of Section 10.02(a), which paragraph shall be and read in full as follows:

“Notwithstanding the foregoing, effective as of January 1, 2017, each Participant who is an active Employee and is not a Renewables Organization Employee as of such date, shall be 100% vested in his/her Matching Account at all times. From and after January 1, 2017, all new Participants (other than Renewables Organization Employees) shall be 100% vested in his/her Matching Account at all times. Renewables Organization Employees shall continue to be subject to the 5-year graded vesting schedule set forth above.”

6. Financial Necessity Withdrawals. Section 11.07 of the Plan is hereby amended by adding the following subsection (d) at the end of such section in order to permit hardship withdrawals in accordance with Internal Revenue Service Announcement 2016-30 for Participants who were victims of the Louisiana storms that began August 11, 2016. As amended, subsection 11.07(d) of the Plan shall be and read in full as follows:

“(d) Louisiana Storms That Began August 11, 2016. During the period August 11, 2016 through January 17, 2017, a Participant whose principal residence on August 11, 2016 was in one of the parishes that have been identified as part of a covered disaster area because of the devastation caused by the Louisiana storms that began August 11, 2016, may take a financial necessity withdrawal from the Participant Accounts listed in subsection (a) above. Withdrawals under this subsection (d) are not subject to the financial necessity restrictions listed in subsection (b) or the six-month suspension from making additional Participant contributions found in subsection (c)(2)(B)(iii). Additionally, documentation of financial necessity is not required at the time a withdrawal under, and by reason of, this subsection (d) is taken; provided that a Participant who receives such a withdrawal may be required to provide documentation of his or her financial need as provided for under Internal Revenue Service Announcement 2016-30, as soon as practicable.”

7. Commencement of Benefits. Section 13.04(c) of the Plan is hereby amended by adding the following sentence at the end of such Section in order to expressly acknowledge the Plan’s consistent administrative practice of requiring that a Participant file a claim for benefits (i.e., affirmatively elect to commence benefits) before the payment of benefits under the Plan will commence, as permitted and provided for in Treasury Regulations §1.401(a)(14). As amended the last sentence of Section 13.04(c) of the Plan shall be and read in full as follows:

“As provided for in Treasury Regulation §1.401(a)(14), in order to commence his/her benefit under this Plan, a Participant must, except as set forth in Section 13.04(a) and 13.04(d), submit an affirmative claim or election for such benefit payment on a form and pursuant to such administrative procedures as the Committee, or its designee, may prescribe from time to time.”

8. Unclaimed Benefits. Section 21.02 of the Plan is hereby amended by deleting such Section in its entirety and replacing it with the following language such that Section 21.02 of the Plan shall be and read in full as follows:

“21.02 Unclaimed Benefits.

The Account of a Participant to whom a benefit is payable under this Plan shall be forfeited if such Participant cannot be located after a reasonable effort is made to locate him/her; provided, that any Account forfeited under this Section shall be reinstated, without adjustment for earnings or losses from the effective time of such forfeiture, and paid to the Participant or his/her Beneficiary, in the event that the Participant or his/her Beneficiary subsequently makes an affirmative claim for such Account. Any amounts forfeited under this Section may be used in the manner provided for in this Plan generally for forfeitures.”

9. Defined Terms. Unless otherwise defined in this Amendment, each of the capitalized terms used herein shall have the meaning given to such term in the Plan.

10. No Further Amendments. Except as expressly amended hereby, the Plan shall remain in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, Valero has caused this Amendment One to be signed on its behalf by its duly authorized representative this 20th day of December, 2016, to be effective in accordance with the provisions hereof.

VALERO ENERGY CORPORATION

By:	/s/ Joe Gorder
Joe Gorder,
Chairman, President and Chief Executive Officer

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